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                                                                     EXHIBIT 1



NEWS RELEASE                                                           11/8/02
THE LACLEDE GROUP
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                                         720 OLIVE STREET, ST. LOUIS, MO 63101

                                         CONTACT: Richard N. Hargraves
                                                  (314) 342-0652


FOR IMMEDIATE RELEASE
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THE LACLEDE GROUP ANNOUNCES FISCAL 2002 RESULTS

         ST. LOUIS, MO, November 8, 2002-- The Laclede Group, Inc. (NYSE: LG) today released its earnings results for fiscal year 2002, the 12-month period ended September 30, 2002.
         Fiscal 2002 earnings were $1.18 per share, which were within its previously announced range but significantly below fiscal 2001 earnings of $1.61 per share. The difference is primarily the result of a weather-related reduction in natural gas sales by the Group's largest subsidiary, Laclede
Gas Company, as a result of a fiscal 2002 heating season that was the fifth warmest on record - 22% warmer than in fiscal 2001 and 15% warmer than normal.
         These effects on Group earnings were partially offset by a general rate increase implemented by Laclede Gas on December 1, 2001, and earnings from its newest subsidiary, SM&P Utility Resources. SM&P, headquartered in Carmel, Indiana, is one of the nation's largest underground locating and marking service businesses, operating in a 10-state market. SM&P's earnings


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were approximately 8 cents per share from activities that coincided with the construction season and were counter-seasonal to those of the gas utility.
         In the past, we were able to offset some of the weather-related reductions in sales through earnings from the utility's Gas Supply Incentive Plan, or GSIP, an incentive-based sharing mechanism that, for five years, generated significant benefits for our shareholders and our customers. However, the Missouri Public Service Commission decided not to extend the GSIP, which had generated 29 cents per share in fiscal 2001 earnings. Thus, in fiscal 2002, we were not able to retain any earnings from savings resulting from our ability to reduce gas supply costs or from our ability to negotiate discounts from our interstate pipeline transporters.
         During fiscal 2002 we achieved the successful settlement of a utility rate case that will allow Laclede Gas to implement in November 2002 new gas rates designed to increase revenues by $14 million annually. Of significant importance, this settlement also includes an innovative change to the utility's rates that is designed to mitigate the impact of weather volatility on its shareholders and its customers. Weather traditionally has had a major influence on the results of Laclede Gas, the natural gas utility that serves the St. Louis area and surrounding counties in eastern Missouri, and on its customers because the primary use for natural gas in this area is for residential and commercial heating. Under this new rate structure, the utility now will be


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able to recover its distribution costs, which are essentially fixed and which represent about one-third of a customer's total bill, in a manner that is significantly less sensitive to weather without changing the overall rate paid by customers. Distribution costs are those incurred by Laclede Gas to operate and maintain its 15,000-mile distribution and storage system.
         For further details concerning Laclede's fiscal 2002 results, see the accompanying unaudited Statement of Consolidated Income. The Laclede Group's Annual Report to Shareholders for fiscal 2002 will be distributed in December.

         NOTE 1: The Laclede Group became operational on October 1, 2001, the beginning of its fiscal year. Thus, results for 2002 relate to The Laclede Group, while results for 2001 relate entirely to Laclede Gas Company. However, The Laclede Group's consolidated financial results in fiscal 2001 would have been virtually identical to those reported for Laclede Gas. Certain prior period amounts have been reclassified to conform to current-year presentation.


         NOTE 2: This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including weather conditions, governmental and regulatory policy and action, the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission.


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                                                       UNAUDITED

STATEMENTS OF CONSOLIDATED INCOME

The Laclede Group, Inc.
(In Thousands Except Per Share Amounts)

                                                            Three Months Ended                Twelve Months Ended
                                                               September 30,                      September 30,
                                                        --------------------------------------------------------------
                                                          2002              2001              2002              2001
Operating Revenues:
    Regulated
      Gas distribution                                  $ 64,800          $ 79,099          $592,097        $  923,242
    Non-Regulated
      Services                                            39,360                 -            94,116                 -
      Other                                               21,691            12,342            69,026            78,867
                                                        --------          --------          --------        ----------
                            Total operating revenues     125,851            91,441           755,239         1,002,109
                                                        --------          --------          --------        ----------

Operating Expenses:
    Regulated
       Natural and propane gas                            26,771            39,482           340,045           640,006
       Other operation expenses                           25,450            23,298           106,027           101,915
       Maintenance                                         4,634             4,889            17,813            19,262
       Depreciation and amortization                       5,474             6,590            24,215            26,193
       Taxes, other than income taxes                      7,254             8,231            48,342            65,062
                                                        --------          --------          --------        ----------
                  Total regulated operating expenses      69,583            82,490           536,442           852,438
    Non-Regulated
      Services                                            37,003                 -            91,558                 -
      Other                                               21,262            12,595            67,477            77,346
                                                        --------          --------          --------        ----------
                            Total operating expenses     127,848            95,085           695,477           929,784
                                                        --------          --------          --------        ----------
Operating Income (Loss)                                   (1,997)           (3,644)           59,762            72,325
Other Income and Income Deductions - Net                       5               (39)              678             1,417
                                                        --------          --------          --------        ----------
Income (Loss) Before Interest and Income Taxes            (1,992)           (3,683)           60,440            73,742
                                                        --------          --------          --------        ----------

Interest Charges:
    Interest on long-term debt                             5,205             5,204            20,820            18,372
    Other interest charges                                 1,121               987             4,989            10,067
                                                        --------          --------          --------        ----------
                              Total interest charges       6,326             6,191            25,809            28,439
                                                        --------          --------          --------        ----------
Income (Loss) Before Income Taxes                         (8,318)           (9,874)           34,631            45,303
Income Tax Expense (Benefit)                              (3,103)           (4,795)           12,247            14,831
Dividends on Preferred Stock - Laclede Gas                    16                21                68                87
                                                        --------          --------          --------        ----------
Net Income (Loss) Applicable to Common Stock            $ (5,231)         $ (5,100)         $ 22,316        $   30,385
                                                        ========          ========          ========        ==========


Average Number of Common Shares Outstanding               18,919            18,878            18,888            18,878
Earnings (Loss)  Per Share Of Common Stock              $  (0.28)         $  (0.27)         $   1.18        $     1.61


NOTE:  The Laclede Group became operational on October 1, 2001, the beginning of its fiscal year.  Thus, results for
2002 relate to Laclede Group, while results for 2001 relate entirely to Laclede Gas Company.  However, The Laclede
Group's consolidated financial results in 2001 would have been virtually identical to those reported for Laclede Gas.
Certain prior-period amounts have been reclassified to conform to current-year presentation.
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